Exhibit (a)(1)(J)

Email Correspondence to American Software and Logility Employees

Dear American Software or Logility Employee:

Today, American Software, Inc. is commencing a tender offer to acquire all outstanding shares of common stock of Logility, Inc. not currently owned by American Software. American Software currently owns approximately 88% of the outstanding shares of Logility. Upon completion of the transaction, Logility would become a wholly-owned subsidiary of American Software. By making Logility a wholly-owned subsidiary, we expect to realize cost synergies from not having to maintain two separate public companies. During and after the tender offer, we expect the business of American Software and Logility to continue as usual.

In response to our proposed offer, Logility’s Board of Directors formed a special committee of independent (non American Software-affiliated) directors to consider our offer. With the help of its own legal and financial advisors, that committee evaluated our offer and has determined that the offer is fair to the shareholders of Logility, other than American Software and our affiliates, and the committee unanimously recommends, on behalf of Logility, that shareholders of Logility accept the offer and tender their shares of Logility pursuant to the offer. Each of Logility’s existing shareholders will have a right to make his or her own decision about our offer.

The attached press release and FAQ document provide more details and answer questions you might have about our announcement and the tender offer.

/s/    James C. Edenfield, Chief Executive Officer of American Software

Logility shareholders, option holders and other interested parties are urged to read American Software’s tender offer statement and other related documents. Logility shareholders can obtain the tender offer statement and related documents free of charge at the SEC’s web site, www.sec.gov, or may request the tender offer statement and other documents from American Software by directing a request to: Patricia McManus, Investor Relations Coordinator, American Software, Inc., 470 E. Paces Ferry Road, Atlanta, Georgia 30305, Phone: (404) 364-7615 or Fax: (404) 264-5298.

Q&A

Questions for all American Software and Logility Employees:

What is American Software offering to do?

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American Software is commencing a tender offer to acquire all outstanding shares of Logility not currently owned by American Software. American Software currently owns approximately 88% of the outstanding shares of Logility.

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If a majority of the Logility shares not owned by American Software or its affiliates or the directors and executive officers of American Software or Logility (other than directors of Logility who constitute the special committee of independent directors formed to consider the offer (the “Logility Special Committee”) are tendered, then the offer will be followed by a merger in which Logility will become a wholly-owned subsidiary of American Software.

What is a tender offer?

•	A tender offer is an offer made directly to individual shareholders to purchase their shares for a cash payment.

•	This process is governed by Georgia corporate law and Securities and Exchange Commission (“SEC”) rules and regulations.

Why is American Software offering to purchase the remaining equity of Logility?

•	We believe that full ownership of Logility would allow us to realize cost synergies from not having to maintain two separate public companies.

What is the next step in the process?

•	Every shareholder of Logility will have the right to accept or reject our tender offer.

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The tender offer expires at 12:00 midnight, New York City time, on June 22, 2009, unless the offer is extended by us. If you have options to purchase Logility shares and wish to conditionally exercise those options, you will receive information instructing you how to do so. The deadline for conditionally exercising your shares is 12:00 midnight, New York City time, on June 19, 2009.

Will the transaction result in a change to the organizational structure of American Software and Logility?

•	Logility will continue to be part of American Software, but it will be wholly-owned by us.

What does this mean for employees of American Software and Logility companies?

•	It will be business as usual for all American Software and Logility employees.

Where and when will employees get more information?

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Employees will receive more information regarding the tender offer as appropriate by email. The tender offer documents are available for free on the SEC’s website, www.sec.gov. Logility option holders will receive certain documents related to the tender offer and the treatment of options.

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Questions for Logility Employees Only

Does Logility’s Special Committee of independent directors support this transaction?

•	The Logility Special Committee has determined that our offer is fair to shareholders of Logility, except that this determination does not cover American Software and our affiliates.

•	The Logility Special Committee unanimously recommends, on behalf of Logility, that shareholders of Logility accept our offer and tender their shares of Logility pursuant to the offer.

Will this transaction result in layoffs of Logility employees?

•	It is business as usual for Logility employees under this proposed new structure.

•	If completed, this transaction should have no effect on the employment status of Logility’s employees.

Will employee salaries or benefits be affected?

•	This transaction will not impact the salary and benefits that Logility employees are currently eligible to receive.

What happens to any Logility stock that I may own through a stockbroker or the stock I own through a stock certificate?

•	If you own shares of Logility, you may participate in any tender offer on the same basis as all other shareholders.

•	American Software has filed tender offer materials with the SEC and will mail those materials to Logility shareholders.

•	Those materials will provide instructions and details about the options and rights you have as a Logility shareholder.

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You may elect not to sell your shares as part of the tender offer. However, you should be aware that if the short-form merger is consummated, your shares would be cancelled and you would receive the same per share cash payment as that made to tender offer participants.

How will my stock options be treated in the tender offer and the merger?

If you hold vested and unexercised stock options and you wish to participate in the tender offer, you may participate in one of the following ways:

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You may conditionally exercise all or part of your vested and unexercised stock options that have an exercise price per Share less than $7.02 per Share (“Eligible Options”). To conditionally exercise all or a part of your Eligible Options, you must execute and deliver to Logility by 12:00 midnight, New York City time, on June 19, 2009, a “Notice of Conditional Exercise,” which will be provided to holders of Eligible Options by American Software in a document entitled “Instructions and Notice of Conditional Exercise.” Eligible Options that are conditionally exercised will be deemed exercised only if the tender offer is consummated. If the tender offer is consummated, the conditionally exercised Eligible Options will become unconditionally and irrevocably exercised stock options.

Logility’s Board of Directors has taken action to permit conditional exercise of Eligible Options on a “cashless” basis. Holders of conditionally exercised Eligible Options will not be required to pay the exercise price upon exercise of the Eligible Options. The consideration that American Software will pay to the holder of conditionally exercised Eligible Options upon consummation of the tender offer will be the amount per underlying share equal to the difference between $7.02 per share and the per share exercise price of the stock option, without interest and less any required withholding taxes.

Holders of Eligible Options who are interested in conditionally exercising Eligible Options should read the Offer to Purchase and related Letter of Transmittal and the Instructions and Notice of Conditional Exercise. Holders of Eligible Options who wish to conditionally exercise Eligible Options must follow the instructions contained in the Instructions and Notice of Conditional Exercise. Holders of Eligible Options should refer to the Instructions and Notice of Conditional Exercise for U.S. federal income tax information concerning the conditional exercise of Eligible Options.

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You may exercise your vested and unexercised stock options, regardless of their exercise price per Share, in accordance with the terms of the applicable stock plan of Logility and then tender the Shares received upon the exercise in accordance with the terms of the tender offer. To tender the Shares received upon exercise, the Shares must be tendered prior to the expiration date of the tender offer by executing and delivering a Letter of Transmittal and following the instructions and procedures for tendering shareholders set forth in this Offer to Purchase and the Letter of Transmittal. Exercises of stock options made in this manner are not revocable, regardless of whether the tender offer is consummated.

Following consummation of the tender offer, we will cause Logility to consummate, as soon as reasonably practicable, a short-form merger in which we will merge Logility into a wholly-owned subsidiary that we will form for the specific purpose of the short-form merger. The new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Logility and will be called Logility, Inc. If holders of stock options do not exercise their stock options prior to the expiration of the tender offer, such holders will be entitled to exercise their stock options after expiration of the tender offer but before consummation of a short-form merger.

Upon consummation of a short-form merger, all shares held by the remaining shareholders (including shares issued upon exercise of stock options) will be converted into the right to cash equal to the same price per share as was paid in the tender offer, without interest. Upon consummation of the short-form merger, any unvested stock options granted under the Logility 1997 Stock Plan will vest and become immediately exercisable. After consummation of the short-form merger, we anticipate taking appropriate action to issue options to purchase shares of our Class A common stock in replacement of outstanding options to purchase common stock of Logility. The replacement stock options will have the same remaining term of exercisability, the same vesting status, an equivalent exercise price relative to fair market value after the conversion as before it, and covering that number of shares that will result in the same positive or negative “spread” value relative to the fair market value of our Class A common stock. We anticipate that the issuance of replacement options would require us to file a registration statement with the SEC covering the shares of our Class A common stock that would be issued pursuant to the exercise of the replacement options. We also anticipate that we will ask our shareholders to ratify these transactions at our 2009 annual meeting of shareholders to ensure the most favorable tax and securities-law treatment for the holders of stock options.

How can I obtain a statement showing my stock options?

•	Holders of Logility options will receive an optionee statement along with certain documents related to the tender offer and the treatment of options.

Logility shareholders, option holders and other interested parties are urged to read American Software’s tender offer statement and other related documents. Logility shareholders can obtain the tender offer statement and related documents free of charge at the SEC’s web site, www.sec.gov, or may request the tender offer statement and other documents from American Software by directing a request to: Patricia McManus, Investor Relations Coordinator, American Software, Inc., 470 E. Paces Ferry Road, Atlanta, Georgia 30305, Phone: (404) 364-7615 or Fax: (404) 264-5298.